SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For April 9, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
 Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 2007 results

São Paulo, March 28, 2008 - Companhia de Saneamento Básico do Estado de São Paulo – SABESP (Bovespa: SBSP3; NYSE: SBS), one of the largest water and sewage service providers in the world based on the number of customers, announces today its results for the fourth quarter of 2007 (4Q07) and fiscal year 2007. The Company’s operating and financial information, except when indicated otherwise, is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2006.

SBSP3: R$ 38.75 / share SBS US$ 44.17 (ADR=2 shares) Total shares: 227,836,623 Market value: R$ 8.8 billion Closing Price: 03/28/2008

1. Net revenue grows 8.0%, EBITDA grows 10.3% and net income grows 34.6% in 2007

							R$ million

	4Q06	4Q07	Chg.	%	2006	2007	Chg.	%

(+) Gross operating revenue	1,599.3	1,689.2	89.9	5.6	5,984.0	6,448.2	464.2	7.8
(-) COFINS and PASEP taxes	120.9	122.6	1.7	1.4	456.7	477.4	20.7	4.5
(=) Net operating revenue	1,478.4	1,566.6	88.2	6.0	5,527.3	5,970.8	443.5	8.0
(-) Costs and expenses	1,138.1	1,146.9	8.8	0.8	3,723.3	3,894.4	171.1	4.6
(=) Earnings before financial expenses (EBIT*)	340.3	419.7	79.4	23.3	1,804.0	2,076.4	272.4	15.1
(+) Depreciation and amortization	192.8	153.8	(39.0)	(20.2)	642.2	622.5	(19.7)	(3.1)
(=) EBITDA**	533.1	573.5	40.4	7.6	2,446.2	2,698.9	252.7	10.3
(%) EBITDA margin	36.1	36.6			44.3	45.2

Net income	80.0	78.1	(1.9)	(2.4)	778.9	1,048.7	269.8	34.6

Earnings per share (R$)***	0.35	0.34			3.42	4.60

(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization
(***) Earnings per share include the reverse split held on June 2007 for all analyzed periods in order to enable comparison

In 2007, net operating revenue totaled R$ 6.0 billion, an 8.0% increase compared to 2006. Costs and expenses stood at R$ 3.9 billion, 4.6% higher than in 2006. EBITDA moved up 10.3% to R$ 2.7 billion in 2007 from R$ 2.4 billion in 2006, as revenues outgrew costs.

Earnings before financial expenses (EBIT) increased by 15.1% to R$ 2.1 billion in 2007 from R$ 1.8 billion in 2006. Net income reached R$ 1.05 billion, 34.6% higher than the R$ 778.9 million recorded in 2006. In 4Q07, net income totaled R$ 78.1 million, down 2.4% compared to the same period of the previous year.

2. Gross operating revenue

In 2007, gross operating revenue grew R$ 464.2 million, or 7.8%, from R$ 6.0 billion in 2006 to R$ 6.4 billion in 2007. The main reasons for this increase were:

  The 5.7% impact derived from the 6.7% tariff adjustment in 2006, with a 4.7% impact in 2007, and the 4.1% tariff adjustment in September 2007, with a 1% impact in the period; and
  The 3.1% increase in billed volume.

In 4Q07 gross operating revenue totaled R$ 1.7 billion, R$ 89.9 million or 5.6% higher than in the same period of 2006.

  Billed volume grew 3.3% in average when compared to the same period of 2006 and tariff adjustment had a 2.9% impact in 2007.

3. Billed volume

The following tables show billed water and sewage volume per customer category and region in 4Q06, 4Q07, 2006 and 2007.

It is worth pointing out the increase in sewage volume treated as a result of the Company’s actions with its current water customers in the wholesale market and of the increase in the volume of collected sewage in the retail market.

BILLED WATER AND SEWAGE VOLUME(1) PER CUSTOMER CATEGORY - million m3

	Water			Sewage			Water + Sewage

	4Q06	4Q07%		4Q06	4Q07%		4Q06	4Q07%

Residential	331.5	340.4	2.7	262.5	271.7	3.5	594.0	612.1	3.0
Commercial	37.2	38.3	3.0	34.2	35.1	2.6	71.4	73.4	2.8
Industrial	8.6	9.1	5.8	8.1	8.2	1.2	16.7	17.3	3.6
Public	11.7	11.9	1.7	9.4	9.5	1.1	21.1	21.4	1.4

Total retail	389.0	399.7	2.8	314.2	324.5	3.3	703.2	724.2	3.0

Wholesale	67.1	70.7	5.4	5.3	6.4	-	72.4	77.1	6.5

Total	456.1	470.4	3.1	319.5	330.9	3.6	775.6	801.3	3.3

	2006	2007	%	2006	2007	%	2006	2007	%

Residential	1,314.7	1,338.8	1.8	1,035.6	1,065.1	2.8	2,350.3	2,403.9	2.3
Commercial	148.0	151.2	2.2	135.3	138.4	2.3	283.3	289.6	2.2
Industrial	34.4	35.3	2.6	32.4	33.3	2.8	66.8	68.6	2.7
Public	46.7	47.4	1.5	37.4	37.8	1.1	84.1	85.2	1.3

Total retail	1,543.8	1,572.7	1.9	1,240.7	1,274.6	2.7	2,784.5	2,847.3	2.3

Wholesale	263.4	274.3	4.1	5.3	24.9	-	268.7	299.2	11.4

Total	1,807.2	1,847.0	2.2	1,246.0	1,299.5	4.3	3,053.2	3,146.5	3.1

(1) Non-audited

BILLED WATER AND SEWAGE VOLUME(1) PER REGION - million m3

	Water			Sewage			Water + Sewage

	4Q06	4Q07%		4Q06	4Q07%		4Q06	4Q07%

Metropolitan	260.5	265.5	1.9	214.3	219.6	2.5	474.8	485.1	2.2
Regional (2)	128.5	134.2	4.4	99.9	104.9	5.0	228.4	239.1	4.7

Total retail	389.0	399.7	2.8	314.2	324.5	3.3	703.2	724.2	3.0

Wholesale	67.1	70.7	5.4	5.3	6.4	-	72.4	77.1	6.5

Total	456.1	470.4	3.1	319.5	330.9	3.6	775.6	801.3	3.3

	2006	2007	%	2006	2007	%	2006	2007	%

Metropolitan	1,030.8	1,046.8	1.6	843.5	866.0	2.7	1,874.3	1,912.8	2.1
Regional (2)	513.0	525.9	2.5	397.2	408.6	2.9	910.2	934.5	2.7

Total retail	1,543.8	1,572.7	1.9	1,240.7	1,274.6	2.7	2,784.5	2,847.3	2.3

Wholesale	263.4	274.3	4.1	5.3	24.9	-	268.7	299.2	11.4

Total	1,807.2	1,847.0	2.2	1,246.0	1,299.5	4.3	3,053.2	3,146.5	3.1

(1) Non-audited
(2) Including coastal and interior regions

4. Costs, administrative and selling expenses

In 2007, costs, administrative and selling expenses grew by R$ 171.1 million. Costs and expenses as a percentage of net revenue dropped from 67.4% in 2006 to 65.2% in 2007.

In 4Q07, there was a R$ 8.8 million or 0.8% increase over the same period of the year before.

							R$ million

	4Q06	4Q07	Chg.	%	2006	2007	Chg.	%

Payroll and benefits	339.2	321.8	(17.4)	(5.1)	1,258.4	1,265.7	7.3	0.6
Supplies	39.0	33.6	(5.4)	(13.8)	127.7	131.8	4.1	3.2
Treatment supplies	20.7	21.4	0.7	3.4	104.5	112.3	7.8	7.5
Third-party services	153.5	168.7	15.2	9.9	486.3	539.0	52.7	10.8
Electric power	118.5	113.8	(4.7)	(4.0)	448.8	474.5	25.7	5.7
General expenses	91.6	223.6	132.0	144.1	210.1	381.7	171.6	81.7
Depreciation and amortization	192.8	153.8	(39.0)	(20.2)	642.2	622.5	(19.7)	(3.1)
Credit write-offs	173.6	92.0	(81.6)	(47.0)	411.9	323.3	(88.6)	(21.5)
Tax expenses	9.2	18.2	9.0	97.8	33.4	43.6	10.2	30.5

Costs, administrative and selling expenses	1,138.1	1,146.9	8.8	0.8	3,723.3	3,894.4	171.1	4.6

% over net revenue	77%	73%			67%	65%

4.1. Payroll and benefits

In 2007 payroll and benefits grew R$ 7.3 million or 0.6%, from R$ 1,258.4 million to R$ 1,265.7 million due to the following factors:

  Wage increase of 3.37% (IPC-FIPE) as of May 2007; and
  Provision for pension plan obligations, as determined by CVM Resolution 371, R$ 52.5 million higher, mainly as a result of the adoption of a new mortality rate table.

These expenses were offset by the following factors, which occurred in 2006, but not in 2007:

  Performance evaluation with the payment of bonus in the amount of R$ 28.7 million in 2006;
  Profit Sharing Program, considering the adjustment between January and December 2006, R$ 28.2 million lower in 2007; and
  Voluntary Lay-off Program, with the adhesion of 398 employees in 2006, totaling an expense of R$ 11.6 million.

The Company expanded the services rendered and increased productivity. The number of connections per employee improved by 3.5%, from 684 in 2006 to 708 in 2007.

In 4Q07, payroll and benefits dropped by R$ 17.4 million or 5.1% due to the factors mentioned above.

4.2. Supplies

In 2007, supplies grew by R$ 4.1 million or 3.2%, from R$ 127.7 million to R$ 131.8 million, mainly due to:

  Network and residential water and sewage connection maintenance, mainly concentrated in the São Paulo Metropolitan Region, with greater allocation of funds to the loss reduction program and the recovery of the Global Sourcing program, which generated an increase of R$ 4.8 million in this expense;
  Electric and mechanical system maintenance at the pumping and sewage treatment stations in the amount of R$ 1.2 million; and
  Security supplies, protection and uniforms, resulting in the granting of the OHSAS 18001 certificate (international certificate in health and safety management) in the amount of R$ 1.1 million.

These expenses were offset by the decrease in fuel and lubricants during 2007 in the amount of R$ 4.2 million, from R$ 26.7 million in 2006 to R$ 22.5 million in 2007 due to improved supply management and the 9.4% decrease in ethanol average prices.

In 4Q07, supplies fell by R$ 5.4 million over the same period of 2006.

4.3. Treatment supplies

In 2007, expenses with chemical products rose R$ 7.8 million or 7.5% on 2006, moving from R$ 104.5 million to R$ 112.3 million, due to the proliferation of algae in the Cantareira System, which demanded a larger use of cooper sulfate at the reservoirs and the increase in the consumption of chemical products at the Guaraú Water Treatment Station.

4.4. Third-party services

In 2007 this item grew by R$ 52.7 million or 10.8%, from R$ 486.3 million to R$ 539.0 million. The main reasons for this increase were:

  Network and residential water and sewage connection maintenance, paving and replacing pavement due to the execution of the loss control program, in the amount of R$ 20.3 million;
  Preventive and corrective maintenance at the water and sewage treatment stations in the amount of R$ 17.9 million;
  Contract updates and hiring of surveillance, with electronic monitoring, in the amount of R$ 4.7 million;

  Publicity and advertisement with the launching of campaigns focused at the social environmental policy, in the amount of R$ 4.5 million;
  Hydrometer reading and bill delivery in the amount of R$ 4.3 million due to the expansion of the TACE (external technical sales service) to special clients and the increase in the number of connections;
  New hiring for charging of overdue bill collection in the amount of R$ 2.2 million; and
  Expenses with the maintenance and adjustment of the Call Center facility for the São Paulo Metropolitan Region, in the amount of R$ 2.1 million.

In 2007, third-party expenses fell by R$ 10.6 million due to the change in the booking of expenses related to the software license agreements over a period of 36 months.

In the 4Q07, third-party expenses rose by R$ 15.2 million or 9.9% compared to the same period of 2006.

4.5. Electric power

Electric power increased by R$ 25.7 million or 5.7%, from R$ 448.8 million to R$ 474.5 million.

This increase was due to the 6.5% weighted average tariff increase between the captive and free markets and to the 0.8% drop resulting from the energy efficiency program, the optimization of supply agreements with the electric power concessionaires and the decrease in produced volume of water.

In the 4Q07 this item dropped R$ 4.7 million due to the factors mentioned above.

4.6. General expenses

In 2007 general expenses moved up R$ 171.6 million or 81.7%, from R$ 210.1 million to R$ 381.7 million, due to:

  New provisions for lawsuits mainly related to clients in the amount of R$163.3 million. This increase was due to research, considering the history of these lawsuits in order to make a better outlook for future disbursement; and
  The R$ 5.9 million increase in charges for the use of water in the Piracicaba, Capivari, Jundiaí, Jaguari, Atibaia and Paraíba do Sul river basins, of which R$ 1.8 million was paid to the ANA – Agência Nacional de Águas (National Water Agency) and R$ 4.2 million paid to Secretaria do Meio-Ambiente (Environmental Secretariat) as of September 2007.

The payments are made according to the following progressive table:

Year	State	Federal

2006	-	60%

2007	60%	75%

2008	75%	100%

2009	100%	100%

In the 4Q07 the R$ 132.0 million increase was mainly due to provision for contingencies.

4.7. Depreciation and amortization

Depreciation and amortization dropped by R$ 19.7 million or 3.1%, from R$ 642.2 million to R$ 622.5 million, regarding the transfer of properties, plants and equipment to the fixed assets in operation during 2007, proportionally lower than in 2006.

4.8. Credit write-offs

In 2007, credit write-offs declined R$ 88.6 million or 21.5%, from R$ 411.9 million to R$ 323.3 million, mainly due to:

  Adjustments in the final balance of “Revenues to be Identified” in the amount of R$ 93.8 million in 2006; and
  Credit recovery in the amount of R$ 7.1 million.

4.9. Tax expenses

In 2007 tax expenses grew by 30.5%, corresponding to an increase of R$ 10.2 million due to the end of Sabesp’s exemption from the Municipal Real Estate Tax (IPTU) in the municipality of São Paulo.

The R$ 9.0 million increase in tax expenses in 4Q07 was a result of the payment of the IPTU tax as mentioned above.

5. Financial expenses and revenues

5.1. Financial expenses

In 2007, financial expenses grew by R$ 84.7 million, or 12.3%, as follows:

				R$ million

	2006	2007	Var.	%

Financial expenses
Interest and charges on domestic loans and financing	517.6	447.0	(70.6)	(13.6)
Interest and charges on international loans and financing	121.2	66.3	(54.9)	(45.3)
Interest rate over foreign remittance	12.6	6.4	(6.2)	(49.2)
Other financial expenses	38.6	69.3	30.7	79.5
Provisions	(2.7)	183.0	185.7	-

Total financial expenses	687.3	772.0	84.7	12.3

Financial revenues	97.5	98.1	0.6	0.6

Financial expenses net of revenues	589.8	673.9	84.1	14.3

The highlights for domestic financing were:

  The R$ 70.6 million drop in the amount paid regarding interest for domestic financing due to the prepayment in April 2006 of the 1st series of the 5th debenture, the settlement in March 2007 of the 2nd series of the 5th debenture, the settlement in September 2007 of the 1st series of the 6th debenture and the amortization of the 4th debenture throughout 2006 in December. The settlement in April 2006 of the 1st series of the 5th debenture with funds raised from the FIDC enabled a drop from 1.1% p.a. to 0.7% p.a. in interest rate.

The highlights for international financing were:

  The R$ 18.3 million decline in interest on Eurobonds due to the prepayment of part of the 2008 Eurobonds in November 2006. With the new issuance, Eurobonds 2016, interest rates dropped from 12% p.a. to 7.5% p.a.;
  Drop on interest in international financing of R$ 5.2 million, due to settlement of the principal amount of the agreement with IDB (Inter-American Development Bank) in January, June, July and December 2007 and with the World Bank in April 2007; and
  Non-recurring expenses in 2007 with the payment of premiums for the adhesion to the partial prepayment of the 2008 Eurobonds in the amount of R$ 31.4 million.

Regarding other financial expenses, which increased by R$ 30.7 million, the payment of interest and lawsuits mentioned in the general expenses section in the amount of R$ 47.8 million stands out, partially offset by the decrease in the long term interest rate (TJLP) in the PAES (Special Installment Program) in the amount of R$ 4.4 million.

In 2007 the Company recorded provisions of R$ 183.0 million for the financial expenses regarding the lawsuits mentioned at the general expenses section.

6. Foreign exchange and indexation

6.1. Variation on liability

The net effect of the foreign exchange and indexation was R$ 79.0 million positive in 2007 versus R$ 1.5 million negative in 2006 due to:

  The higher appreciation of the Brazilian Real in 2007 (17.2%), versus 2006 (8.7%), resulting in a R$ 92.2 million variation; and
  The increase in the General Market Price Index (IGPM) in 2007 (from 3.9% in 2006 to 7.8% in 2007) generating a monetary variation of R$ 11.7 million.

				R$ million

	2006	2007	Var.	%

Monetary variation over loans and financing	97.6	109.3	11.7	12.0
Currency exchange variation over loans and financing	(96.1)	(188.3)	(92.2)	95.9

Variation on liabilities	1.5	(79.0)	(80.5)	-

6.2. Variation on assets

Foreign exchange and indexation increased by R$ 6.0 million or 21.4% from R$ 28.0 million to R$ 34.0 million in 2007, mainly due to agreements on debt rescheduling

7. Non-operating result

Non-operating result grew R$ 15.7 million or 30.8%, from R$ 50.9 million expense to R$ 35.2 million in 2007, due to:

7.1. Non-operating revenues

Non-operating revenues moved up R$ 42.5 million, from R$ 10.1 million to R$ 52.6 million in 2007, mainly due to the auction of unusable materials, the booking of reimbursement payables overdue for more than 5 years and the sale of electric power leftovers.

7.2. Non-operating expenses

Non-operating expenses climbed R$ 22.6 million or 38.5% due to the write-off of discontinued properties, plants and equipments and obsolete projects.

8. Operating indicators

The following table shows the continuous expansion of the services rendered by the Company.

Operating indicators*	2006	2007	%

Water connections (1)	6.609	6.767	2,4
Sewage connections (1)	5.002	5.167	3,3
Population directly served - water (2)	22.700	22.959	1,1
Population directly served - sewage (2)	18.519	18.881	2,0
Number of employees	16.978	16.850	(0,8)
Number of water and sewage connections per employee	684	708	3,5
Water volume produced	2.887	2.874	(0,5)
Water losses (%)	31,9	29,5	(7,5)

(1) In thousand units at the end of the period.
(2) In thousand inhabitants at the end of the period, not including wholesale
* Not-audited

9. Loans and financing

In 2007 Sabesp amortized R$ 734.8 million of its debt and contracted new debt in the amount of R$ 222.5 million. The net balance was a R$ 512.3 million drop in total indebtedness. As a consequence, the total debt to EBITDA ratio recorded an expressive improvement, from 2.6x in 2006 to 2.1x in 2007. Foreign exchange variation dropped from 23.3% to 21.9% . Net debt/EBITDA improved from 2,45x to 1,93x. The net debt to shareholders’ equity moved from 66.5% to 53.4% .

							R$ million

INSTITUTION	2008	2009	2010	2011	2012	2013	2014 and onwards	Total

Local market
Banco do Brasil	238.2	259.2	282.2	307.1	334.3	363.9	95.9	1,880.8
Caixa Econômica Federal	58.3	61.9	66.4	71.9	77.7	77.8	135.2	549.2
Debentures	-	768.7	321.3	387.4	-	-	-	1,477.4
FIDC - SABESP I	55.5	55.6	55.6	13.9	-	-	-	180.6
BNDES	41.9	41.9	41.9	41.9	36.0	4.0	-	207.6
Others	3.1	6.9	6.2	5.7	-	-	-	21.9
Interest and charges	93.4	14.2	14.2	3.6	-	-	-	125.4

Local market total	490.4	1,208.4	787.8	831.5	448.0	445.7	231.1	4,442.9
International market
IDB	64.8	64.7	64.8	64.8	64.8	64.8	376.7	765.4
Eurobonds	173.7	-	-	-	-	-	248.0	421.7
JBIC	-	-	-	1.1	2.2	2.2	36.5	42.0
Interest and charges	13.2	-	-	-	-	-	-	13.2
International market total	251.7	64.7	64.8	65.9	67.0	67.0	661.2	1,242.3
Total	742.1	1,273.1	852.6	897.4	515.0	512.7	892.3	5,685.2

10. Conference calls

In Portuguese	In English
April 2, 2008	April 2, 2008
1:00 PM (US EST) / 2:00 PM (Brasília Time)	3:30 PM (US EST) / 4:30 PM (Brasília Time)
Dial in access: 55 11 2188-0188	Dial in access: 1 973 935-8893
Conference ID: Sabesp	Conference ID: 39746596

Replay – available until 4/8/2008	Replay – available until 4/8/2008
Dial in access: 55 11 2188-0188	Dial in access: 1 706 645-9291
Replay ID: Sabesp	Replay ID: 39746596

Live webcast at www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio.
Phone(55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone.(55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Corporate Law Method (Law No. 6,404/76)		R$ thousand

	2007	2006	%

Gross Revenue from Sales and Services	6,448,211	5,984,012	7.8
Water Supply - Retail	3,325,826	3,093,121	7.5
Water Supply - Wholesale	291,705	265,298	10.0
Sewage Collection and Treatment	2,724,400	2,532,666	7.6
Sewage Collection and Treatment - Wholesale	8,002	-	-
Other Services	98,278	92,927	5.8

Taxes on Sales and Services - COFINS and PASEP	(477,369)	(456,679)	4.5

Net Revenue from Sales and Services	5,970,842	5,527,333	8.0

Costs of Sales and Services	(2,695,696)	(2,616,764)	3.0

Gross Profit	3,275,146	2,910,569	12.5

Selling Expenses	(639,552)	(719,185)	(11.1)
Administrative Expenses	(559,190)	(387,407)	44.3

Operating Income before Financial Expenses and	2,076,404	1,803,977	15.1
Foreing Exchange gain (loss), net

Financial Income and Expenses, net	(748,995)	(658,863)	13.7
Foreing Exchange gain (loss), net	188,038	95,598	96.7

Operating Income	1,515,447	1,240,712	22.1

Non-Operating Expenses (Income)

Non-Operating Income	46,115	7,810	490.5
Non-Operating Expense	(81,291)	(58,717)	38.4

Income (loss) before Taxes on Income	1,480,271	1,189,805	24.4

Income and Social Contribution Taxes

Current Income Tax/Social Contribution	(543,345)	(383,123)	41.8
Deferred Income Tax/Social Contribution	111,777	7,345	1,421.8

Income (loss) before Extraordinary Item	1,048,703	814,027	28.8

Extraordinary item, net of income taxes and social contribution	-	(35,122)	(100.0)

Net Income (loss)	1,048,703	778,905	34.6

Registered common shares (thousand of shares)	227,836	28,479,577	-
Earnings per shares R$ (per thousand shares in 2006)	4.60	27.35	-

Depreciation and Amortization	(622,549)	(642,171)	(3.1)
EBITDA	2,698,953	2,446,148	10.3
% over net revenue	45.2%	44.3%

Balance Sheet

Brazilian Corporate Law	R$ thousand

ASSETS	12/31/2007	12/31/2006

Cash and Cash Equivalents	464,997	328,206
Accounts Receivable, net	1,207,885	1,111,289
Accounts Receivable from Shareholders	338,506	367,864
Inventory	53,141	48,889
Taxes and contributions	9,414	31,582
Other Receivables	41,782	24,124
Deferred income tax and social contribution	108,792	7,078

Total Current Assets	2,224,517	1,919,032

Long Term Assets:
Accounts Receivable, net	278,787	296,562
Accounts Receivable from Shareholders	986,988	863,467
Indemnities Receivable	148,794	148,794
Judicial Deposits	19,806	33,835
Taxes and contributions	357,226	342,654
Other Receivables	75,202	52,238

	1,866,803	1,737,550
Permanent Assets:
Investments	720	720
Permanent Assets	14,060,073	13,837,498
Intangible Assets	507,789	495,118
Deferred Assets	3,474	10,035

	14,572,056	14,343,371
Total Permanent Assets	16,438,859	16,080,921

Total Assets	18,663,376	17,999,953

LIABILITIES	12/31/2007	12/31/2006

Suppliers and Constructors	165,267	144,167
Loans and Financing	742,114	852,475
Salaries and Payroll Charges	166,797	177,705
Taxes and contributions payable	127,735	105,552
Taxes and contributions	75,249	76,359
Interest on Own Capital Payable	680,339	511,519
Provision for Judicial Pendencies	290,172	2,294
Services Payable	156,987	152,953
Other Payables	50,077	78,912

Total Current Liabilities	2,454,737	2,101,936

Long Term Liabilities:
Loans and Financing	4,943,121	5,474,254
Taxes and contributions payable	197,635	230,440
Deferred Taxes and Contributions	159,865	146,901
Provision for Contingencies	655,084	655,258
Pension Fund Obligations	365,234	321,212
Other Payables	103,694	51,470

Long Term Liabilities	6,424,633	6,879,535

Capital Stock	3,403,688	3,403,688
Capital Reserves	124,255	106,690
Revaluation Reserves	2,339,829	2,427,499
Profit Reserves	3,916,234	3,080,605
Accrued income	-	-

Shareholder's Equity	9,784,006	9,018,482

Total Liabilities and Shareholder's Equity	18,663,376	17,999,953

Cash Flow

Brazilian Corporate Law	R$ thousand

Description	Jan-Dec/07	Jan-Dec/06

Cash flow from operating activities
Net income for the period	1,048,703	778,905
Adjustments for reconciliation of net income
Deferred income tax and social contribution	(104,432)	(8,473)
Provisions for contingencies	477,722	144,480
Reversion of provision for losses	(945)	(8,819)
Other provisions	155	7,504
Liabilities related to pension plans	59,931	60,070
Loss in the write-off of property, plant and equipment	68,349	47,807
Deferred asset write-offs	1,276	5,195
Investments write-offs	-	20
Gain with the sale of investments	219	(1,294)
Depreciation and Amortization	622,549	642,171
Interest calculated on loans and financing payable	519,672	619,909
Foreign exchange loss on loans and financing	(87,101)	(9,477)
Monetary variation on interest on own capital	4,462	-
Passive monetary exchange variation and interest	12,218	17,646
Active monetary exchange variation and interest	(21,121)	(16,549)
Provisions for bad debt	323,339	411,918

Adjusted Net Income	2,924,996	2,691,013

(Increase) decrease in assets:
Clients	(400,944)	(458,824)
Accounts receivable from shareholders	(81,741)	(151,343)
Inventories	(3,307)	(12,851)
Recoverable Taxes	22,168	(30,729)
Other accounts receivable	(22,877)	(14,671)
Judicial deposits	9,706	(21,012)
Increase (decrease) in liabilities:
Accounts payable to suppliers and contractors	(14,055)	50,176
Salaries and payroll charges	(10,908)	60,416
Taxes and contributions	(22,840)	(43,899)
Services payable	4,034	45,293
Other accounts payable	(27,055)	2,472
Contingencies	(145,668)	(79,801)
Pension plan	(15,909)	(15,416)

Net cash from operating activities	2,215,600	2,020,824

Cash flow from investing activities:
Acquisition of property, plant and equipment	(848,878)	(842,454)
Increase in intangible assets	(32,818)	(12,630)
Sale of property, plant and equipment	-	7,837
Increase in Deferred Assets	-	(2,789)

Net cash used in investing activities	(881,696)	(850,036)

Cash flow from financing activities
Loans and Financing - long term
Funding	222,474	706,774
Payments	(1,283,201)	(1,660,482)
Interest on own capital payment	(136,386)	(169,047)

Net cash used in financing activities	(1,197,113)	(1,122,755)

Net increase (decrease) in cash equivalents	136,791	48,033

Cash and cash equivalents at the beginning of the period	328,206	280,173
Cash and cash equivalents at the end of the period	464,997	328,206

Change in Cash	136,791	48,033

Additional information on cash flow:
Interest and taxes over loans and financing	548,417	637,989
Capitalization of interest and financial charges	(13,338)	5,784
Payable income tax and social contribution	499,318	404,272
Property, plant and equip. received as donations and/or paid in stocks	17,565	27,870
COFINS and PASEP taxes payable	472,060	440,883
Judicial agreements	34,071	-
National Water Agency Program	16,219	-
Acquisition of fixed assest payable	35,154	16,210

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: April 9, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.